Exhibit 99.1

First High-School Education Group

Announces up to RMB4 Million Share Repurchase Program

Beijing, China, June 30, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced that its board of directors (the “Board”) has authorized a share repurchase program under which the Company may repurchase up to RMB4.0 million of its Class A ordinary shares in the form of American depositary shares (“ADSs”) during a twelve-month period commencing on July 15, 2022 (the “Share Repurchase Program”).

“The Share Repurchase Program is well aligned with our commitment to maximizing value for shareholders and reflects the Board’s confidence in the Company’s continued growth and long-term prospects,” said Mr. Tommy Zhou, the Company’s Chief Financial Officer.

Repurchases under the program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The repurchases will be subject to all applicable rules and regulations, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy. The number of ADSs repurchased and the timing of repurchases will also depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund the repurchases from its existing cash balance.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)